UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

OLD STONE CORPORATION
(Name of Subject Corporation (issuer))

MANTICORE PROPERTIES II, L.P.,
MANTPRO, LLC and WILLIAM A. ACKMAN (Offerors)
(Names of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $1.00 Per Share	680293107
Cumulative Voting Preferred Stock, Series B, Par Value $1.00 Per Share	680293305
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

William A. Ackman, Manager
Mantpro, LLC
110 East 42nd Street, 18th Floor
New York, New York 10017
(212) 286-0300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen Fraidin, Esq.
Kirkland & Ellis
Citigroup Center, 153 East 53rd Street
New York, New York (212) 446-4840

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$8,594,391.00	$695.29

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 3,813,591 shares of common stock, par value $1.00 per share and (ii) 478,080 shares of cumulative voting preferred stock, series B, par value $1.00 per share of the Old Stone Corporation.

**
Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable.	Filing party: Not applicable
	Form or Registration No.: Not applicable	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒ Third-party tender offer subject to Rule 14d-1	☐ Issuer tender offer subject to Rule 13e-4.
	☐Going-private transaction subject to Rule 13e-3.	☒Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

        This Amendment No. 2 is the final amendment to, and amends and supplements, the Tender Offer Statement on Schedule TO filed on May 5, 2003 ("Statement"), Amendment No. 1 thereto dated May 21, 2003. The Statement relates to a tender offer by Manticore Properties II, L.P., a Delaware limited partnership ("Purchaser", "we" or "us"), to purchase up to 3,813,591 shares of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (representing approximately 46% of the outstanding Common Shares) not beneficially owned by us or our affiliates, and up to 478,080 shares of the outstanding shares of Preferred Stock, par value $1.00 per share (representing approximately 46% of the outstanding Preferred Shares) not beneficially owned by us or our affiliates (the "Preferred Shares" and together with the Common Stock, the "Shares"), of Old Stone Corporation, a Rhode Island corporation ("Old Stone" or the "Company"), at a purchase price of $1.00 per Common Share and $10.00 per Preferred Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2003 (the "Offer to Purchase"), as amended Amendment No. 1, and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively, and which are incorporated herein by reference. The sole general partner of Purchaser is Mantpro, LLC, a Delaware limited liability company ("Mantpro, LLC"). William A. Ackman ("Ackman") is the sole managing member of Mantpro, LLC. Mantpro, LLC and Purchaser have been formed in connection with the Offer and the transactions contemplated thereby.

        The information in the Offer to Purchase and the related Letters of Transmittal, is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

        The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

        "The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 3, 2003. Based on the information provided by the Depositary to Purchaser, 251,085 Common Shares and 38,502 Preferred Shares had been tendered and not withdrawn (including guaranteed deliveries). Purchaser has accepted such Shares for purchase and payment on June 9, 2003. Purchaser has issued a press release announcing the expiration of the Offer, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference."

Item 12. Exhibits.

        Item 12 is hereby amended to add the following exhibit:

  (a)
  (12) Press release dated June 4, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2003

MANTICORE PROPERTIES II, L.P.
By: Mantpro, LLC Its: General Partner
By:	/s/ WILLIAM A. ACKMAN
Name: William A. Ackman Its: Managing Member
MANTPRO, LLC
By:	/s/ WILLIAM A. ACKMAN
Name: William A. Ackman Its: Managing Member
Name: William A. Ackman